August 12, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mark Brunhofer and Sharon Blume

Re: Bank of Hawaii Corporation Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 1, 2022 File No. 001-06887

Ladies and Gentlemen:

This letter sets forth the responses of Bank of Hawaii Corporation (the “Company”) to the comment letter dated July 15, 2022, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed March 1, 2022.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.  Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed March 1, 2022.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Reserve for Credit Losses, page 21

1.

You disclose that your estimate of expected credit losses on loans and leases is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. You also disclose that your reserve for unfunded commitments is determined by estimating future draws and applying the expected loss rates on those draws. Please provide us proposed revised disclosure to be included in future filings that:

•	Identifies the key quantitative inputs used in your estimate of the allowance for credit losses and reserve for unfunded commitments;

August 12, 2022

•	Indicates and quantifies how these key quantitative inputs changed from period to period;
•	Quantifies the qualitative component of your estimate and how it interacts with the quantitative component during the period; and
•	Provides a sensitivity analysis of the impact on the current estimate of reasonably likely changes in the key quantitative inputs.

To the extent appropriate, consider integrating your discussion of the Hawaiian economy disclosed on page 23 and your outlook as presented and discussed on slides 3 through 5 of your earnings call for the fourth quarter of 2021 held on January 24, 2022 into your response and future disclosures. See Item 303(b)(3) of Regulation S-K.

Company Response:

In the Company’s future filings, the Company proposes to revise its disclosure as shown below.

Reserve for Credit Losses

A consequence of lending activities is that we may incur credit losses.  The amount of such losses will vary depending upon the risk characteristics of the loan and lease portfolio as affected by economic conditions.

The reserve for credit losses consists of the allowance for credit losses (the “Allowance”) and the reserve for unfunded commitments (the “Unfunded Reserve”).  As a result of our January 1, 2020, adoption of ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments,” and its related amendments, our methodology for estimating the reserve for credit losses changed significantly from December 31, 2019.  The standard replaced the “incurred loss” approach with an “expected loss” approach known as current expected credit loss (“CECL”).  The CECL approach requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures).  It removes the incurred loss approach’s threshold that delayed the recognition of a credit loss until it was “probable” a loss event was “incurred.”

The estimate of expected credit losses under the CECL approach is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts.  Historical loss experience is generally the starting point for estimating expected credit losses.  We then consider whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used.  These adjustments can include accounting for new or discontinued products, changes in our portfolio composition, delinquency trends, and with forecasted economic conditions including but not limited to unemployment, real estate market conditions (e.g. prices, sales activity and inventory), visitor arrivals, the continued uncertainty of the COVID-19 pandemic, and the cumulative impact of fiscal, monetary and regulatory programs in response to the pandemic.  The

August 12, 2022

Unfunded Reserve represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit.  The Unfunded Reserve is determined by estimating future draws and applying the expected loss rates on those draws.  However, a liability is not recognized for commitments unconditionally cancellable by the Company.

The historical loss experience for the commercial portfolio segment is primarily determined using a Cohort method.  This method pools loans into groups (“cohorts”) sharing similar risk characteristics based on product and risk ratings, and tracks each cohort’s historical net charge-offs to calculate a historical loss rate.  The historical loss rates for each cohort are then averaged to calculate an overall historical loss rate which is applied to current loan balances to arrive at the quantitative baseline portion of the Allowance for most of the commercial portfolio segment.

The historical loss experience for the consumer portfolio segment is primarily determined using a Vintage method.  This method measures historical loss behavior in the form of a historical loss rate for homogenous loan pools that originate in the same period, known as a vintage.  The historical loss rates are then applied to origination loan balances by vintage to determine the quantitative baseline portion of the Allowance for most of the consumer portfolio segment.  The homogenous loan pools are segmented according to similar risk characteristics (e.g., residential mortgage, home equity) and may be sub-segmented further based on historical loss behavior.  For example, we sub-segment residential mortgages by geography and home equity by lien position.

The Unfunded Reserve is determined by estimating future draws and applying the expected loss rates on those draws.  Future draws are based on historical averages of utilization rates (i.e., the likelihood of draws taken).  To estimate future draws on unfunded balances, current utilization rates are compared to historical utilization rates.  If current utilization rates are below historical utilization rates, the rate difference is applied to the committed balance to estimate the future draw.  Expected loss rates are estimated using the loss rates calculated for the corresponding loan category in the Allowance.  For the commercial portfolio, the historical loss rates were calculated utilizing the Cohort methodology, while the consumer portfolio utilized the Vintage methodology.

We also consider qualitative adjustments to the quantitative baseline such as the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used.  Relevant factors include, but are not limited to, concentrations of credit risk, such as geographic, large borrower, industry; and economic trends and conditions, such as Hawaii unemployment, real estate prices and market conditions, and visitor arrivals.  We also consider changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of criticized loans.

We also incorporate a reasonable and supportable (“R&S”) loss forecast period, which is currently one year, to account for the effect of forecasted economic conditions and other factors on the performance of the loan portfolios, which could differ from historical loss experience.

August 12, 2022

We also perform asset quality reviews which includes a review of forecasted gross charge-offs and recoveries, nonperforming assets, criticized loans and leases, and risk rating migration.  The results of the asset quality review are used to consider qualitative adjustments to the quantitative baseline.  After the one-year R&S loss forecast period, this adjustment assumes an immediate reversion to historical loss rates for the remaining expected life of the loan.

The company utilizes the University of Hawaii Economic Research Organization (UHERO) macroeconomic forecast that continuously changes due to economic conditions and events. The forecast includes various economic variables for Hawaii such as gross domestic product (GDP), unemployment rate, visitor arrivals, residential real estate market conditions, personal income, and inflation rate. We also utilize other third party macroeconomic forecast tools to provide broader US economic variables such as interest rates.

The reserve for credit losses is generally sensitive to economic conditions and assumptions given the impact for potential losses for the consumer portfolio and risk rating migration for the commercial portfolio.  For example, an increase in the forecasted Hawaii unemployment rate could lead to an increase in the rate of delinquencies and consequently charge-offs for consumer borrowers, along with a reduction in business activity that could weaken the financial profiles for a portion of commercial borrowers, and therefore risk ratings could migrate downward.  For the Allowance at December 31, 202X, a 25 basis point increase in the forecasted Hawaii unemployment rates would have increased the Allowance for consumer loans by an estimated $X.X million, and the Allowance for commercial loans by an estimated $X.X million.  This sensitivity analysis is hypothetical and have been provided only to indicate the potential impact of a change in the forecasted Hawaii unemployment rate may have on the Allowance estimate. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others.

Loans and Leases, page 33

2.

Please represent to us that, in future filings, you will provide the maturity disclosures, including providing an over 15 year category, if appropriate for each loan category presented in your financial statements as required by Item 1404(a) of Regulation S-K. Otherwise, tell us why it is appropriate to include this information for only your Commercial and Industrial loans and leases and your Construction loans and leases as presented in Table 10 on page 35.

Company Response:

The Company represents that, in future filings, it will provide the maturity disclosures, including providing an over 15 year category, if appropriate, for each loan category presented in the Company’s financial statements as required by Item 1404(a) of Regulation S-K.

3.	We note that you provide aggregated fixed rate versus variable rate information for the loan categories presented in Table 10. Please represent to us that, in future filings,

August 12, 2022

you will provide this disclosure for each category of loans presented in your financial statements as required by Item 1404(b) of Regulation S-K.

Company Response:

The Company represents that, in future filings, it will provide disclosure of the aggregated fixed rate versus variable rate information for each category of loans presented in the Company’s financial statements, as required by Item 1404(b) of Regulation S-K.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (808) 694-8976 or Dean.Shigemura@boh.com.

Very truly yours, /s/ Dean Y. Shigemura
Dean Y. Shigemura, Vice Chair, Chief Financial Officer and Principal Accounting Officer Bank of Hawaii Corporation
cc:	Patrick M. McGuirk, Senior Executive Vice President and Corporate Secretary